UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-03863

EXELIS RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

1025 West NASA Boulevard

Melbourne, Florida 32919

(321) 724-3682

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Exelis Retirement Savings Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share, of Harris Corporation

Interests in the Harris Corporation Retirement Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

On May 29, 2015, Exelis Inc., an Indiana corporation (“Exelis”), became a wholly-owned subsidiary of Harris Corporation, a Delaware corporation (“Harris”), upon the consummation of the merger contemplated by the Agreement and Plan of Merger, dated as of February 5, 2015, among Harris, a wholly-owned subsidiary of Harris and Exelis. On December 31, 2015, the Exelis Retirement Savings Plan (the “Exelis Plan”) was merged into the Harris Corporation Retirement Plan (the “Harris Plan”). Following the merger of the Exelis Plan into the Harris Plan, the duty to file reports under section 13(a) or 15(d) has been terminated with respect to the Exelis Plan, while the duty to file reports under section 13(a) or 15(d) remains with respect to the classes of securities of Harris Corporation listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 5, 2016	By:	/s/ Scott T. Mikuen
Scott T. Mikuen Senior Vice President, General Counsel and Secretary